SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's TIPO to Launch Internet-TV/Podcast Channel dated November 15, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's TIPO to Launch Internet-TV/Podcast Channel

Tuesday November 15, 1:38 am ET

PETACH TIKVA, Israel, November 15 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that TIPO (tipo.co.il), its 50%-owned children's portal, will soon be adding TIPO-TV, an Internet-based television/podcast channel targeting children aged 8-15, to its broad range of content and youth-oriented applications.

As an extension to its "blog" and personal website-building services, TIPO-TV will offer tools that make it easy for individuals to create their own video clips and submit them to TIPO, including editing software, graphics libraries, and captioning aids. TIPO's qualified personnel will screen all clips submitted, slotting those appropriate for its target users into a varied and exciting broadcast schedule.

TIPO is Israel's most popular Internet portal targeting the pre-teen and youth sectors. During October 2005, TIPO served approximately 40 million page views to a record 500,000 individual users, who logged onto the site to use its instant messaging, web-based email, chat-rooms, forums and other services. A profitable e-Advertising property, TIPO will soon deploy a new site management system that will enable it to expand the advertising potential of each service.

"As TIPO's success proves, the Internet is all about expression and interactivity," said Mr. Doron Turgeman, CFO of Internet Gold and a Director of Tipo. "With today's inexpensive home-video production tools and widespread broadband connectivity, individuals are now expanding their expression beyond blogs. TIPO-TV will tap into this exciting trend, making it easy for its users to create and broadcast the content they like best. We believe this unique programming will boost TIPO's user base significantly, as well as its popularity as an advertising property."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile" to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 15, 2005